

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Joseph Squicciarino
Chief Financial Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, Tennessee 37620

Re: King Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
File No. 001-15875

Dear Mr. Squicciarino:

We have reviewed your June 25, 2010 response to our May 26, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

Research and Development Expense, page 47

1. Please refer to your response to our comment. We do not believe that determination of significance of a project is limited to the amount of research and development expense incurred or to be incurred. Other factors such as the expected effects on your cash flows or results of operations which may be impacted by a new product introduction may also factor into this determination. In addition to the table of significant development projects and information below that table that you propose to add in future filings, please disclose your criteria for deeming that a project is

significant including the qualitative and quantitative factors you considered in making this determination.

2. You state that you do not allocate internal costs and that you outsource a substantial portion of your research and development activities. Please disclose the external costs for each significant project for each year presented and the costs incurred to date. Clarify the amount of internal research and developments costs that you do not allocate to individual projects and why.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant